International Lease Finance Corporation



ILFC Notes

With Maturities of 9 Months or More from Date of Issue

Registration No.   333-136681
Filed Pursuant to Rule   424(b)(3)
Pricing Supplement No.   13
(To: Prospectus dated August 16, 2006 and Prospectus Supplement dated April 28, 2008)
The date of this Pricing Supplement is   July 21, 2008
Trade Date: 07/28/08   Issue Date: 07/31/08

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974WCP9	7.250%	07/15/10	QUARTERLY	10/15/08	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Price to Public	Discounts and Commissions	Survivors Option	OID Note	Other Material Terms
45974WCP9	100%	0.400%	YES	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.